SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 02 March 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 06 February 2020
Enclosure 2	Director/PDMR Shareholding dated 06 February 2020
Enclosure 3	Total Voting Rights dated 28 February 2020

Enclosure 1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	GROUP CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	1,786 (Deferred Bonus Plan)
		£1.63	107,177 (Incentive Share Plan)
		£1.63	11,379 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	120,342 shares £196,566.62
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE DIRECTOR AND PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	10,778 (Deferred Bonus Plan)
		£1.63	104,649 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	115,427 shares £188,538.45
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	7,072 (Deferred Bonus Plan)
		£1.63	63,249 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	70,321 shares £114,862.32
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	5,903 (Deferred Bonus Plan)
		£1.63	53,380 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	59,283 shares £96,832.86
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS SCHEME.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	2,217 (Deferred Bonus Plan)
		£1.63	27,796 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	30,013 £49,023.24
e)	Date of the transaction	3 FEBUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO ENTERPRISE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	5,995 (Deferred Bonus Plan)
		£1.63	59,280 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	65,275 shares £106,620.19
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	2,951 (Deferred Bonus Plan)
		£1.63	31,989 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	34,940 shares £57,070.99
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	CATHRYN ROSS
2	Reason for the notification
a)	Position/status	GROUP DIRECTOR REGULATORY AFFAIRS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	1,593 (Deferred Bonus Plan)
		£1.63	23,949 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	25,542 shares £41,720.30
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MICHAEL SHERMAN
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY AND TRANSFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	2,526 (Deferred Bonus Plan)
		£1.63	37,681 (Incentive Share Plan)
		£1.63	3,656 (Retention Share Plan)
d)	Aggregated information - Aggregated volume - Price	43,863 shares £71,645.83
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY AND INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	4,436 (Deferred Bonus Plan)
		£1.63	44,948 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	49,384 shares £80,663.82
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST OVER WHICH THE ABOVE PDMR HAS A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.63	4,667 (Deferred Bonus Plan)
		£1.63	46,674 (Incentive Share Plan)
d)	Aggregated information - Aggregated volume - Price	51,341 shares £83,860.39
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.65	73
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.65	27
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CHIEF TECHNOLOGY AND INFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.65	83
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	3 FEBRUARY 2020
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

 Enclosure 3

Friday 28 February 2020

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 February 2020 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,921,056 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,206,625.

The above figure (9,882,206,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 02 March 2020